UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 20, 2014

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

Eindhoven, the Netherlands, May 20, 2014—NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) today announces the results of its Annual General Meeting of Shareholders held on May 20, 2014.

The General Meeting of Shareholders resolved on the following items:

•	adoption of NXP’s financial statements for the financial year 2013

•	discharge of the executive member and non-executive members of the Board of Directors of NXP for their responsibilities

•	re-appointment of Mr. Richard L. Clemmer as executive director with effect from May 20, 2014

•	re-appointment of Sir Peter Bonfield as non-executive director with effect from May 20, 2014

•	re-appointment of Mr. Johannes P. Huth as non-executive director with effect from May 20, 2014

•	re-appointment of Mr. Kenneth A. Goldman as non-executive director with effect from May 20, 2014

•	re-appointment of Dr. Marion Helmes as non-executive director with effect from May 20, 2014

•	re-appointment of Mr. Joseph Kaeser as non-executive director with effect from May 20, 2014

•	re-appointment of Mr. Ian Loring as non-executive director with effect from May 20, 2014

•	re-appointment of Mr. Eric Meurice as non-executive director with effect from May 20, 2014

•	re-appointment of Ms. Julie Southern as non-executive director with effect from May 20, 2014

•	appointment of Dr. Rick Tsai as non-executive director with effect from July 1, 2014

•	authorization of the Board of Directors for a period of 18 months, effective May 20, 2014, within the limits of the law and the Company’s Articles of Association (“Articles”), to acquire for valuable consideration, on the stock exchange or otherwise, shares in the Company at a price of at least EUR 0.20 and at a maximum share price equal to the quoted ordinary share price plus 10%. The maximum number of shares the Company may acquire and hold, will not exceed 10% of the issued share capital as of May 20, 2014, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction purposes.

•	cancellation of common shares in the share capital of the company held or to be acquired by the Company. The number of shares that will be cancelled shall be determined by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 20th day of May 2014.

NXP Semiconductors N.V.

/s/ G.R.C. Dierick
G.R.C. Dierick, General Counsel